June 9, 2009

BY EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter dated May 11, 2009
Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 11, 2008

Form 6-K furnished April 6, 2009
File No. 1-15256

Dear Mr. Spirgel:

     By letter dated May 11, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on March 11, 2008 (the “2007 Form 20-F”) by Brasil Telecom S.A. (“Brasil Telecom”) and the Form 6-K furnished on April 6, 2009. This letter provides Brasil Telecom’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2007 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2007

Note 36. Summary of differences between Brazilian Corporate Law and US GAAP, page F-64

a. Different criteria for capitalizing and amortizing capitalized interest, page F-64

1. We note your response to prior comments 1 and 2. Based on the material impact of these errors on net income prepared in accordance with US GAAP, we believe you should restate the financial statements to present corrected amounts for each fiscal year. Please revise your financial statements accordingly.

In addition, it is unclear to us how the error associated with the amortization of capitalized interest relates to the information presented in the table at page F-65. Please provide us with an updated table that reflects the revised amounts and explain for us the nature of any remaining fluctuations in the amortization under US GAAP over the three-year period.

     In response to the Staff’s letter and following our reassessment of the quantitative impact of the misstatements in the previously filed U.S. GAAP reconciliation of our financial statements as of December 31, 2007 and 2006 and for the three years ended December 31, 2007, Brasil Telecom will restate these financial statements.

     As discussed by our counsel, Mark Bagnall of White & Case LLP, with Robert Littlepage, we intend (1) to restate the U.S. GAAP reconciliation included in our financial statements as of December 31, 2007 and for the two years ended December 31, 2007 included in our annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”), which we expect to file during the week of June 15, 2009, and (2) to include in the 2008 Form 20-F restated amounts for each of the U.S. GAAP reconciled items that appear in Item 3 of the 2008 Form 20-F for each of the years presented (other than the year ended December 31, 2008), together with explanatory footnotes presenting the original audited amounts, an explanation of the misstatement and the amount of the adjustment.

     The summary of the differences of the restated amounts on net income and shareholders’ equity under U.S. GAAP is as follows:

	Year ended December 31,

Net income under US GAAP	2005	2006	2007

Capitalized interest
US GAAP difference as restated (1)	46,786	44,802	11,851
US GAAP difference as previous reported	45,831	43,879	11,967

Difference in capitalized interest	955	923	(116)
Amortization of capitalized interest difference
US GAAP difference as restated (1)	(38,099)	(42,602)	(92,227)
US GAAP difference as previous reported	40,763	67,018	(231,010)

Difference in amortization of capitalized interest	(78,862)	(109,620)	138,783
Depreciation of Step-up in basis of companies under common control
US GAAP difference as restated (1)	(38,327)	(38,327)	(38,327)
US GAAP difference as previous reported	(23,333)	(39,698)	(52,214)

Difference in depreciation of step up	(14,994)	1,371	13,887

Total Impact before income tax and minority interest	(92,901)	(107,326)	152,554

Income tax and minority interest	31,587	36,490	(51,867)

Impact on net income	(61,314)	(70,836)	100,687

(1)
Reconciliation of net income for the year ended December 31, 2005 will not be included in the 2008 Form 20-F, however, restated amounts for net income reconciled to U.S. GAAP will be included in Item 3 of the 2008 Form 20-F.

	Year ended December 31,

Shareholders’ equity under US GAAP	2005	2006	2007

Capitalized interest
US GAAP difference as restated (1)	(597,541)	(552,739)	(540,888)
US GAAP difference as previous reported	(610,619)	(566,740)	(554,773)

Difference in capitalized interest	13,078	14,001	13,885
Amortization of capitalized interest difference
US GAAP difference as restated (1)	909,228	866,626	774,399
US GAAP difference as previous reported	967,534	1,034,552	803,542

Difference in amortization of capitalized interest	(58,306)	(167,926)	(29,143)
Step-up in basis of companies under common control, net of amortization until 2001 and depreciation
US GAAP difference as restated (1)	275,082	236,755	198,428
US GAAP difference as previous reported	290,342	250,644	198,430

Difference in step up	(15,260)	(13,889)	(2)

Total Impact before income tax and minority interest	(60,488)	(167,814)	(15,260)

Income tax and minority interest	20,565	57,055	5,188

Impact on shareholders’ equity	(39,923)	(110,759)	(10,072)

(1)
Reconciliation of shareholders’ equity for the years ended December 31, 2005 and 2006 will not be included in the 2008 Form 20-F, however, restated amounts for shareholders’ equity reconciled to U.S. GAAP will be included in Item 3 of the 2008 Form 20-F.

     The tables below set forth the items included in the table on p. F-80 entitled “Net income (loss) reconciliation of the differences between Brazilian Corporate Law and U.S. GAAP Years ended December 31, 2005, 2006 and 2007” that are being restated (as originally reported and as restated).

     As originally reported:

		Year ended December 31,

		2005	2006	2007

	Note
Net income (loss) as reported under Brazilian
Corporate Law		(303,671)	432,391	797,287
Different criteria for:
Capitalized interest	36(a)	45,831	43,879	11,967
Amortization of capitalized interest	36(a)	40,763	67,018	(231,010)
Depreciation of Step-up in basis of companies under common control	36(o)(iv)	(23,333)	(39,698)	(52,214)
Other adjustments (1)		559,788	252,978	184,635
Deferred tax effect of above adjustments		(150,588)	(69,269)	56,209

US GAAP net income		168,790	687,299	766,874

_______________

(1)	Represents the sum of all adjustments in the net income reconciliation table that were not restated.

     As restated:

		Year ended December 31,

			2006	2007
		2005 (1)	(Restated)	(Restated)

	Note
Net income (loss) as reported under Brazilian
Corporate Law		(303,671)	432,391	797,287
Different criteria for:
Capitalized interest	36(a)	46,786	44,802	11,851
Amortization of capitalized interest	36(a)	(38,099)	(42,602)	(92,227)
Depreciation of Step-up in basis of companies under common control	36(o)(iv)	(38,327)	(38,327)	(38,327)
Other adjustments (2)		559,788	252,978	184,635
Deferred tax effect of above adjustments (3)		(119,001)	(32,779)	4,342

US GAAP net income		107,476	616,463	867,561

_______________

(1)
Represents reconciliation of net income for the year ended December 31, 2005, which will not be included in the 2008 Form 20-F; however, restated amounts for net income reconciled to U.S. GAAP will be included in Item 3 of the 2008 Form 20-F.

(2)	Represents the sum of all adjustments in the net income reconciliation table that were not restated.
(3)	The differences reflected in deferred tax under U.S. GAAP correspond to income tax calculated at a 34% rate over all periods presented.

     The tables below set forth the items included in the table on p. F-82 entitled “Shareholders’ equity reconciliation of the differences between Brazilian Corporate Law and U.S. GAAP As of December 31, 2006 and 2007” that are being restated (as originally reported and as restated).

     As originally reported:

		At December 31,

		2005	2006	2007

	Note
Total shareholders’ equity as reported under
Brazilian Corporate Law		5,496,607	5,528,301	5,575,891
Add/(deduct):
Different criteria for:
Capitalized interest	36(a)	(610,619)	(566,740)	(554,773)
Amortization of capitalized interest	36(a)	967,534	1,034,552	803,542
Step-up in basis of companies under common control, net of amortization until 2001 and depreciation	36(o)(iv)	290,342	250,644	198,430
Other adjustments (1)		750,945	1,290,169	1,702,455
Deferred tax effect of above adjustments		(336,623)	(482,343)	(386,184)
Total shareholders’ equity under US GAAP		6,558,186	7,054,583	7,339,361

Accumulated other comprehensive income	36(c)/37(a)	-	148,404	70,854

_______________

(1)	Represents the sum of all adjustments in the shareholders’ equity reconciliation table that were not restated.

As restated:

		At December 31,

				2007
		2005 (1)	2006 (1)	(Restated)

	Note
Total shareholders’ equity as reported under
Brazilian Corporate Law		5,496,607	5,528,301	5,575,891
Add/(deduct):
Different criteria for:
Capitalized interest	36(a)	(597,541)	(552,739)	(540,888)
Amortization of capitalized interest	36(a)	909,228	866,626	774,399
Step-up in basis of companies under common control, net of amortization until 2001 and depreciation	36(o)(iv)	275,082	236,755	198,428
Other adjustments (2)		750,945	1,290,169	1,702,455
Deferred tax effect of above adjustments (3)		(316,058)	(425,288)	(380,996)
Total shareholders’ equity under US GAAP		6,518,263	6,943,824	7,329,289

Accumulated other comprehensive income	36(c)/37(a)	-	148,404	70,854

_______________

(1)
Represents reconciliation of shareholders’ equity at December 31, 2005 and 2006, which will not be included in the 2008 Form 20-F; however, restated amount for shareholders’ equity reconciled to U.S. GAAP will be included in Item 3 of the 2008 Form 20-F.

(2)	Represents the sum of all adjustments in the shareholders’ equity reconciliation table that were not restated.
(3)	The differences reflected in deferred tax under U.S. GAAP correspond to income tax calculated at a 34% rate over all periods presented.

     The tables below set forth the items included in the table in note 36(a) on p. F-65 that are being restated (as originally reported and as restated).

     As originally reported:

	Year ended December 31,

	2005	2006	2007

Capitalized Interest difference
US GAAP Capitalized Interest:
Interest capitalized under US GAAP	59,955	40,207	29,017
Accumulated capitalized interest on disposals	(9,537)	(11,051)	(14,512)

	50,418	29,156	14,505

Less Brazilian Corporate Law Capitalized Interest:
Interest capitalized under Brazilian Corporate Law	(17,861)	(237)	(21,736)
Accumulated capitalized interest on disposals	13,274	14,960	19,198

Total capitalized interest under Brazilian Corporate Law	(4,587)	14,723	(2,538)

US GAAP Difference	45,831	43,879	11,967

Amortization of capitalized interest difference
Amortization under Brazilian Corporate Law	171,101	290,478	67,773
Less: Amortization under US GAAP	(124,664)	(217,063)	(289,076)
Accumulated amortization on disposals	(5,674)	(6,397)	(9,707)

US GAAP Difference	40,763	67,018	(231,010)

     As restated:

	Year ended December 31,

	2005 (1)	2006	2007

Capitalized Interest difference
US GAAP Capitalized Interest:
Interest capitalized under US GAAP	59,955	40,207	29,017
Accumulated capitalized interest on disposals	(12,091)	(13,813)	(14,340)

	47,864	26,394	14,677

Less Brazilian Corporate Law Capitalized Interest:
Interest capitalized under Brazilian Corporate Law	(17,861)	(237)	(21,736)
Accumulated capitalized interest on disposals	16,783	18,645	18,910

Total capitalized under Brazilian Corporate Law	(1,078)	18,408	(2,826)

US GAAP Difference	46,786	44,802	11,851

Amortization of capitalized interest difference
Amortization under Brazilian Corporate Law	109,469	108,539	63,894
Less: Amortization under US GAAP	(143,950)	(147,397)	(152,342)
Accumulated amortization on disposals	(3,618)	(3,744)	(3,779)

US GAAP Difference	(38,099)	(42,602)	(92,227)

(1)
Represents amounts that will not be included in the table in note 36(a) on p. F-65 in the 2008 Form 20-F, but which will be adjusted to determine the restated amounts for the years ended December 31, 2006 and 2007.

     We note that certain amounts included in the tables presented above differ from the amounts included in the tables set forth in our comment response letter dated April 16, 2009 as a result of Brasil Telecom’s final review in connection with the preparation of its financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008.

     In response to the Staff’s inquiry regarding the relationship of the amortization of capitalized interest to the information presented in the table in note 36(a) on page F-65, we note that, in addition to the difference in the amortization of capitalized interest set forth in the tables above, the amortization under U.S. GAAP during the three years ended December 31, 2007 also impacts income tax as a result of the difference in our income before income tax. Additionally, we advise the Staff that the revised amounts of amortization of capitalized interest under U.S. GAAP do not present significant fluctuations over the three years presented.

Form 6-K furnished April 6, 2009

2. We note that you disclosed certain information regarding adjustments to your net equity as of December 31, 2008 resulting from revised accounting practices and estimates and the performance of an appraisal. Explain these statements to us in more detail. Tell us how you are accounting for these adjustments in Brasil Telecom S.A.’s financial statements and the impact, if any, on financial statements for periods prior to 2008.

     On January 8, 2009, Telemar Norte Leste S.A. (“TMAR”), a subsidiary of Tele Norte Leste S.A. (“TNL”), which is a reporting company under the Securities Exchange Act of 1934, as amended, indirectly acquired control of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”), which controls Brasil Telecom. Under accounting practices adopted in Brazil (“Brazilian GAAP”), the acquisition was accounted for under the purchase method of accounting considering the fair value of the acquired net assets.

     In connection with the acquisition, TMAR’s management has reviewed the accounting policies and practices used by Brasil Telecom Holding and Brasil Telecom with a view to conforming these accounting policies and practices to TMAR’s accounting policies and practices, and hired an external appraisal advisor to assist TMAR in performing valuation services in order to support the allocation of the purchase price under Brazilian GAAP.

     On April 3, 2009, TNL, TMAR, Brasil Telecom Holding, Brasil Telecom and other related companies issued a Relevant Fact (which was subsequently corrected in a Notice to the Market dated April 9, 2009 and furnished on a Form 6-K on April 10, 2009) to highlight certain items that TMAR expected to record when applying purchase accounting to its acquisition of Brasil Telecom Holding and Brasil Telecom under Brazilian GAAP.

     Set forth below is a description of each of the items referred to in the Relevant Fact and the Notice to the Market:

  Legal contingencies: Under Brazilian GAAP, for the purposes of purchase accounting, TMAR determined that the fair value of the contingent liabilities of Brasil Telecom Holding and Brasil Telecom (defined as possible or remote loss contingencies), net of income taxes, was R$1,450 million at December 31, 2008. Under Brazilian GAAP, the historical results of Brasil Telecom Holding and Brasil Telecom do not take into consideration the fair value of contingent liabilities classified as possible or remote and, consequently, no adjustment to the historical stand-alone financial statements of Brasil Telecom Holding and Brasil Telecom is required.

  Allowance for doubtful accounts: Under Brazilian GAAP, Brasil Telecom Holding and Brasil Telecom have historically provided an allowance for doubtful accounts based on their estimates of the historical collection experience and a review of the current status of all trade accounts receivable. This estimate considered the ratio of historical losses applied to the different categories of all outstanding amounts receivable. Additional allowances were recorded in the event that the value of their estimated allowances for doubtful accounts differed from the amounts not actually collected due to deterioration in the financial condition of their customers or otherwise.

TMAR has historically established a provision for doubtful accounts based on the period of time elapsed following the delivery of invoices, provisioning 40% of the invoiced amount when an account receivable is 61 days past due and increasing the amount of this provision over subsequent past due periods culminating with a provision of 100% of the amount of the invoice when the amount is past due for 151 days. We believe that TMAR’s criteria are reasonable to determine the provision for doubtful accounts for the combined companies, based on their historical loss experience, as well as preferable, in accordance with provisions of SFAS 154, “Accounting Changes and Error Corrections,” since we will use a consistent criteria throughout the group to determine losses in similar business.

Following TMAR’s acquisition of control of Brasil Telecom Holding and Brasil Telecom, Brasil Telecom Holding and Brasil Telecom have adopted the same accounting estimate method with respect to this provision as TMAR has adopted. As a result, Brasil Telecom Holding and Brasil Telecom will record a change in accounting estimate in the amount of R$50 million, net of income taxes, during the year ending December 31, 2009 and no retroactive adjustment will be recorded, in accordance with provisions of SFAS 154, “Accounting Changes and Error Corrections.”

  Pension plans: Under Brazilian GAAP, Brasil Telecom Holding and Brasil Telecom have historically recognized actuarial gains or losses on pension plan assets and obligations in their income statements as these gains or losses have occurred, while TMAR has used the “corridor” method to defer actuarial gains and losses. Following TMAR’s acquisition of control of Brasil Telecom Holding and Brasil Telecom, Brasil Telecom Holding and Brasil Telecom have adopted the corridor method to defer actuarial gains and losses. As a result, Brasil Telecom Holding and Brasil Telecom, based on future actuarial reports, will recognize actuarial gains or losses based on the corridor method starting in fiscal year 2009. Under U.S. GAAP, Brasil Telecom Holding and Brasil Telecom already recognize actuarial gains or losses based on the corridor method.

     We note that the April 3, 2009 Relevant Fact, as amended by the April 9, 2009 Notice to the Market, mischaracterized the adjustments described above as “restatements.” The use of the term “restatement” was a translation error as these adjustments are not being made to adjust errors in the financial statements of Brasil Telecom Holding and Brasil Telecom.

     Brasil Telecom advises the Staff that the above items are related to purchase accounting adjustments and alignment of accounting policies under Brazilian GAAP at the TMAR level and do not represent adjustments to the financial statements of Brasil Telecom Holding and Brasil Telecom at December 31, 2007 and 2006 and for the three years ended December 31, 2007. Additionally, neither TMAR nor TNL has published any financial information under U.S. GAAP for periods subsequent to the acquisition of control over Brasil Telecom Holding and Brasil Telecom in January 2009.

     On May 14, 2009, TMAR published its interim financial statements at March 31, 2009 and for the three months ended March 31, 2009 and 2008, prepared in accordance with Brazilian GAAP, which financial statements include the related purchase accounting adjustments.

     Brasil Telecom advises the Staff that: (1) as of the date of this letter, our review of accounting practices and estimates used by Brasil Telecom Holding and Brasil Telecom, as well as the appraisal of their assets and liabilities for purposes of the allocation of the purchase price paid by TMAR, is ongoing; (2) eventual changes resulting from the review mentioned in (1) which may cause an impact in the financial statements of Brasil Telecom Holding and Brasil Telecom will be recognized prospectively during fiscal year 2009; and (3) Brasil Telecom intends to include disclosures relating to these changes, when applicable, in (a) a subsequent events note to its audited financial statements included in the 2008 Form 20-F, and (b) its discussion of “Critical Accounting Policies and Estimates” in Item 5 of the 2008 Form 20-F.

     Brasil Telecom hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  Brasil Telecom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.

cc:	Melisa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission